SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 2, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X  Form 40-F __
                                     ---

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                 as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X
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                 as permitted by Regulation S-T Rule 101(b)(7):

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   foreign private issuer must furnish and make public under the laws of the
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2 February 2006


New contribution and benefit framework agreed to reduce the future costs and risks of the British Steel Pension Scheme

Corus Group plc (Corus) together with the National Trade Union Steel Co-ordinating Committee (NTUSCC) has jointly considered the longer-term challenges facing the company's main UK defined benefit pension fund, the British Steel Pension Scheme (BSPS). This has included a comprehensive consultation process during which the Scheme Trustees have been kept fully informed.

As a result of these discussions, the BSPS contribution and benefit framework will be revised to secure a 3.5 percentage point reduction in the headline rate of future service costs and a 1 percentage point increase in employee contributions. Taken together these changes will result in a c.20% reduction in the underlying cost to the company of providing pension benefits.

The main features are:

     o Revised early retirement terms will be applied for future service accrual;

     o Inflation related pension increases on future service accrual will now be capped at 4% per annum;

     o Employee ordinary contributions will increase from 5% to 6% of pensionable earnings;

     o A joint company and NTUSCC working group over the next 12 months will review pension options for new entrants.

Corus is due to recommence cash contributions to the main section of the BSPS from April 2006. This rate has been set at 10%.

David Lloyd, Executive Director, Finance said, "Whilst the BSPS remains well funded, in making these changes today, we are recognising the increasing costs and risks affecting UK pension schemes and balancing the interests of all stakeholders."

For further information, please call:

Emma Tovey, Investor Relations: Tel: +44(0) 20 7717 4514
Annanya Sarin, Corporate Relations: Tel: +44(0) 20 7717 4532


Supplementary Notes:

1.  Changes take account of new legislation and will be effective from April
    2006.

2. Existing deferred pensions and payments to current pensioners are unaffected by this review.

3. The outcome of the BSPS triennial valuation will be reported on 16 March 2006 as part of Corus' 2005 Preliminary Results announcement.

4. Internal Trade Union consultation has been completed for the majority of Trade Union members. The remainder will be completed by mid February.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  February 2, 2006            By    Theresa Robinson
     ------------------                  ----------------
                                         Name: Mrs T Robinson
                                         Group Secretariat Co-ordinator